Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 FEB 19 A 8:41

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	15 February 2008	*No of sheets:*	*1*

SUPPL

Current report 12/2008

The Management Board of KGHM Polska Miedź S.A. announces that at the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A which was held on 14 February 2008, the State Treasury held a number of shares granting at least 5% of the number of votes at the meeting - number of votes 83 567 521, representing 92.63% of the number of votes participating in the Extraordinary General Shareholders' Meeting and 41.78% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

[redacted]

08000767

PROCESSED
FEB 20 2008
THOMSON FINANCIAL

DYREKTOR GENERALNY
BIURA ZARZĄDU
Leszek [illegible]

2/19

WICEPREZES ZARZĄDU
Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 FEB 19 A 8:41

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	14 February 2008	*No of sheets:*	*1*

Current report 10/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 14 February 2008 the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled from the Supervisory Board of the Company:

1. Leszek Jakubów
2. Anna Mańk
3. Remigiusz Nowakowski
4. Stanisław Andrzej Potycz
5. Jerzy Żyżyński.

Simultaneously on 14 February 2008 the following persons were appointed to the Supervisory Board of the Company:

1. Marcin Dyl
2. Arkadiusz Kawecki
3. Jacek Kuciński
4. Marek Panfil
5. Marek Trawiński
6. Marzenna Weresa.

The Company will provide information on the newly-appointed Members of the Supervisory Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 section 1 point 21 and point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

Ireneusz R[illegible]szczyński
Pełniący obowiązki Prezesa Zarządu
I Wiceprezes Zarządu

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Leszek Mierzwa

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 FEB 19 A 8:21

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	14 February 2008	*No of sheets:*	*4*

Current report 11/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Shareholders' Meeting on 14 February 2008:

Resolution Nr 1/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: election of the Chairman of the General Shareholders' Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders' Meeting.

II. This resolution comes into force on the date it is taken.

Resolution Nr 2/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: acceptance of the agenda of the General Shareholders' Meeting.

The General Shareholders' Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders' Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 22 January 2008, Nr 15, item 965.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 3/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Leszek Jakubów is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Anna Mańk is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Remigiusz Nowakowski is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Stanisław Andrzej Potycz is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 7/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jerzy Żyżyński is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 8/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marcin Dyl is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 9/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Arkadiusz Kawecki is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 10/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jacek Kuciński is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 11/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marek Panfil is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 12/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marek Trawiński is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 13/2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marzenna Weresa is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Legal basis: §39, sec. 1 point 5 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END